Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

August 20, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR TO COMMENCE 5 WELL DRILLING PROGRAM WITH WESTERN PLAINS PETROLEUM LTD.

For Immediate Release

CALGARY, ALBERTA - Alberta Star Development Corp. (TSXV:ASX) (“Alberta Star” or the “Company”) announces that it is near completion of the survey of well sites in preparation for the start of its previously announced drilling program with its working interest partner Western Plains Petroleum Ltd. (“Western Plains”). There are 5 in-fill development wells planned under the drilling program (originally proposed to consist of 4 wells) all to be drilled in section 6-50-25 W3M in the Lloydminster area of Saskatchewan, with spudding of the initial well to occur in early September 2010, subject to receipt of licensing approval. Alberta Star is anticipating all 5 wells to be drilled, completed and on production by mid-October 2010.

The infill drilling program will be conducted adjacent to the Company’s recently drill and completed well near Landrose, Saskatchewan, and also located on section 6-50-25 W3M which is currently maintaining or exceeding the initial production rate of 70 bbls/day of heavy oil. Alberta Star will be targeting the same zone with the 5 new drills, with the expectation that initial production rates will be comparable to the adjacent Landrose well location.

Alberta Star and Western Plains each hold a 50% working interest in section 6-50-25 W3M (excluding the drilling spacing unit earned by Arctic Hunter) and are participating in the 5 well drilling program on a 50/50 basis.

Alberta Star recently completed the asset purchase of an undivided 50% interest in all of Western Plains oil and natural gas interests located in Lloydminster area of Alberta and Saskatchewan (the “Western Plains Assets’) and the completed transaction represents the Company’s initial diversification into the oil and natural gas resource sector and the acquisition of revenue producing resource assets to compliment it’s existing advanced stage mining interests and provides the Company with a reputable working interest partner for an aggressive future expansion in the oil and natural gas resource sector.

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company maintains a strong balance sheet and a qualified management team in exploration and development of natural resources. The Company is committed to creating long term shareholder value through the acquisition, exploration and development of petroleum and natural gas resources and the discovery of base and precious metals and by seeking to acquire additional exploration, development and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries, or Morgan Brewster, Corporate Development of the Company at (778) 989-2739 or mbrewster@alberta-star.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131      Fax (604) 408-3884
www.alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Alberta Star has assumed a certain legislation, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.